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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37104

RECEIVED FEB 28 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gabelli Direct Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Corporate Center
(No. and Street)

Rye (City) New York (State) 10580-1422 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard C. Sell (914) 921-5156
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) New York (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard C. Sell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gabelli Direct Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard C. Sell
Signature

Financial & Operations Principal
Title

Renee Vadala
Notary Public

RENEE VADALA
Notary Public - State of New York
No. 5000071
Qualified in Westchester County
My Commission Expires Aug. 3, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Gabelli Direct, Inc. (SEC No. 8-37104)

December 31, 2002
with Report of Independent Auditors

Gabelli Direct, Inc.

Statement of Financial Condition

December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors and Stockholder
Gabelli Direct, Inc.

We have audited the accompanying statement of financial condition of Gabelli Direct, Inc. as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gabelli Direct, Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 18, 2003

Gabelli Direct, Inc.

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 31,568
Investments in securities, at fair value	12,000
Goodwill	56,360
Due from related party	9,610
Total assets	$ 109,538
Liabilities and stockholder's equity	
Due to related party	$ 16,315
Accrued expenses and other liabilities	340
Total liabilities	16,655
Stockholder's equity	92,883
Total liabilities and stockholder's equity	$ 109,538

See accompanying notes.

Gabelli Direct, Inc.

Notes to Statement of Financial Condition

December 31, 2002

A. Organization

Gabelli Direct, Inc. (the "Company," formerly Lynch Capital Corporation) is a broker-dealer registered under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of Gabelli Securities, Inc. ("GSI" or "Parent"), which is a majority-owned subsidiary of Gabelli Asset Management Inc. ("GBL"). GSI acquired all of the outstanding stock of the Company on December 22, 2000, in a transaction accounted for under the purchase method of accounting. Goodwill arising from the transaction has been recorded in the Company's statement of financial condition in accordance with the Securities and Exchange Commission's guidelines set forth in Staff Accounting Bulletin No. 54, "Push Down Basis of Accounting Required in Certain Limited Circumstances."

The Company is registered as an introducing broker and all securities transactions for the Company and its customers are cleared through and carried by two New York Stock Exchange member firms on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying statement of financial condition. During the current year, the Company entered into no securities transactions on behalf of customers.

B. Significant Accounting Policies

Cash Equivalents

The Company generally classifies money market funds and other highly liquid investments with a maturity of three months or less as cash equivalents.

Investment in Securities

Investment in securities, consisting of warrants and common stock acquired in a private placement, is carried at fair value, with an unrealized loss of $8,100 recognized in 2002.

Goodwill

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and Other Intangible Assets," which established new accounting and reporting standards for goodwill and other intangible assets. Under the new rules, goodwill and other intangible assets deemed to have indefinite lives are no longer amortized, but are instead subject to annual impairment tests. Through December 31, 2001, accumulated amortization totaled $4,026.

B. Significant Accounting Policies (continued)

Fair Values of Assets and Liabilities

The carrying amounts of all assets and liabilities in the statement of financial condition approximate their fair values.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

C. Related Party Transactions

At December 31, 2002, the Company had an investment of $31,568 in the Gabelli U.S. Treasury Money Market Fund, a mutual fund advised by Gabelli Funds, LLC, an affiliate of the Company, which is included in cash equivalents in the statement of financial condition.

Due to related party primarily relates to general and administrative expenses that were paid for by GBL. Due from related party primarily relates to general and administrative expenses paid for by the Company that will be reimbursed by GSI.

D. Income Taxes

The Company accounts for income taxes under the liability method prescribed by Financial Accounting Standards Board Statement No. 109 ("FAS 109"). Under FAS 109, deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial accounting purposes and the amounts used for income tax purposes.

The Company is included in the consolidated U.S. Federal and State and Local income tax returns of its Parent. Pursuant to an agreement with its Parent, the Company's Federal income tax expense or benefit is equivalent to the total amount of the tax benefit utilized by the Parent. The deferred income tax benefit of $3,185 has been included in due from related party in the statement of financial condition.

E. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission which specifies uniform net capital requirements for its registrants. The Company computes its net capital under the aggregate indebtedness method permitted by the Rule which requires that minimum net capital exceed 6-2/3% of aggregate indebtedness or $5,000, whichever is greater. These requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2002, the Company had net capital of $14,282, which exceeded the SEC requirement by $9,282, and a ratio of aggregate indebtedness to net capital of 1.17 to 1.

The Parent of the Company intends to fund the Company with capital contributions to the extent necessary so the Company may continue to meet its net capital requirements.